UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __ )*

Under the Securities Exchange Act of 1934

26North BDC, Inc.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number)
December 22, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

∗ The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Amwal Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.78%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Abu Dhabi Investment Council Company P.J.S.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.78%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	(a) Name of Issuer
26North BDC, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices
600 Madison Avenue, 26th Floor,
New York, NY 10022

Item 2.	(a) Name of Person Filing
This statement is filed by (i) Amwal Investments LLC (“Amwal”) and (ii) Abu Dhabi Investment Council Company P.J.S.C. (“ADIC”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Amwal holds the securities of the Issuer.

Amwal is a wholly owned subsidiary of ADIC.

(b) Address of Principal Business Office or, if none, Residence

The address of principal office of each of Amwal and ADIC is Al Bahr Towers, Sheikh Zayed Bin Sultan Street, (Intersection with Shakhbout Bin Sultan Street - 19th Street) PO BOX 61999, Abu Dhabi, United Arab Emirates.

(c) Citizenship
Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities
Shares of Common Stock, par value $0.001 per share (“Common Shares”).

(e) CUSIP Number
N/A

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

Beneficial ownership information is reported as of December 22, 2023 for the Common Shares reported herein.

(a) Amount beneficially owned:

Amwal	500,000
ADIC	500,000

ADIC disclaims beneficial ownership of all securities included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) Percent of class:

Amwal	17.78%
ADIC	17.78%

The percentages are based on 2,811,737.907 Common Shares outstanding as of December 22, 2023, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of Common Shares.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

Amwal	500,000
ADIC	500,000

(iii) Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

Amwal	500,000
ADIC	500,000

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28th, 2023

AMWAL INVESTMENTS LLC
	By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

By:	/s/ Salem Mohamed Alameri
Name:	Salem Mohamed Alameri
Title:	Authorized Signatory

Abu Dhabi Investment Council Company P.J.S.C.
By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

By:	/s/ Salem Mohamed Alameri
Name:	Salem Mohamed Alameri
Title:	Authorized Signatory

EXHIBIT 1

JOINT FILING AGREEMENT
26NORTH BDC, INC.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 28th, 2023.

AMWAL INVESTMENTS LLC
By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

By:	/s/ Salem Mohamed Alameri
Name:	Salem Mohamed Alameri
Title:	Authorized Signatory
Abu Dhabi Investment Council Company P.J.S.C.
By:	/s/ Yousef Abdul Aziz Al Harmoodi
Name:	Yousef Abdul Aziz Al Harmoodi
Title:	Authorized Signatory

By:	/s/ Salem Mohamed Alameri
Name:	Salem Mohamed Alameri
Title:	Authorized Signatory